FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* Dorn, Andrew W., Jr.	2. Date of Event Requiring Statement (Month/Date/Year) 4/30/03	4. Issuer Name and Ticker or Trading Symbol Great Lakes Bancorp, Inc. None
(Last) (First) (Middle) 2421 Main Street	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [ X] Director [ ] 10% Owner [X] Officer (give [ ] Other (specify title below) below) President and CEO	6. If Amendment, Date of Original (Month/Date/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by more than one Reporting person
(Street) Buffalo, New York 14214
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
common stock	18,100	D
common stock	100	I	by spouse

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                           (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Form 3 (continued)            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
employee stock option	immediately	6/27/10	common stock	8,000	$10	D
(right to buy)

employee stock option	(1)	6/27/10	common stock	20,000	$10	D
(right to buy)

employee stock option	(2)	3/1/12	common stock	12,000	$10	D
(right to buy)

Explanation of Responses:

(1)  The option vests and becomes exercisable at the rate of 20% per year commencing June 27, 2001.

(2)  The option vests and becomes exercisable at the rate of 20% per year commencing March 1, 2003.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ Andrew W. Dorn, Jr. **Signature of Reporting Person	April 29, 2003 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.